

Elena Krasnoperova

CEO and Founder of Calroo, an innovative productivity app
for busy families

San Francisco Bay Area

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Calroo

Stanford University

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500+ connections

I am passionate about helping parents be better and happier parents. That's why we created Calroo, a
mobile app that helps busy parents coordinate their family schedules and logistics with each other
(things like who's picking up which kid when, and what we need from the grocery store). We recently...

| **Calroo Family Organizer \|** 🔗 |
| **Calendar, To-Do List and** |

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Experience



Founder and CEO
Calroo
Sep 2015 – Present • 2 yrs 9 mos
San Francisco Bay Area

Calroo is a mobile app specifically designed for busy families. It combines a shared family
calendar, to-do list, and messaging in one easy-to-use app. It makes asking a spouse or family
member for help as easy as a simple swipe. Download the app at https://www.calroo.com



Founder
SimplyCircle
Apr 2014 – Present • 4 yrs 2 mos
San Francisco Bay Area

SimplyCircle is an online parent communication platform for schools, classrooms, PTAs, scout
troops and other parent communities. It's private, secure, and so easy to use that you can set it
up in 5 minutes. Learn how SimplyCircle can help you improve family engagement at your
school at www.simplycircle.com

Media (1)

Increasing Family Engagement at Your School with SimplyCircle





Limited Partner
500 Startups
Aug 2011 – Present • 6 yrs 10 mos

I'm a limited partner / investor in 500 Startups (http://500.co), a global seed fund and tech startup accelerator that has invested in hundreds of companies all over the world including Twilio, SendGrid, MakerBot (acq by Stratasys in 2013 for $400M), Credit Karma, and Wildfire Interactive (acq by Google in 2012 for $350M).

Executive Staff Member and VP of Business Operations
oDesk
Oct 2012 – Dec 2013 • 1 yr 3 mos
Redwood City

oDesk is the world's largest online workplace, enabling businesses and freelancers to work together on-demand, via the Internet. Work is no longer a place because oDesk is freeing people to work together regardless of where they happen to be -- empowering them to grow their businesses and their careers.

At oDesk, I was responsible for Business Operations, which included:
- Trust and Safety
- Customer Support
- Strategic Account Management
- Value-Added Services
- Sales and Sales Operations
- Business Development



Sr. Director, Business Operations, Global Product
PayPal
Aug 2012 – Oct 2012 • 3 mos

- Responsible for driving decisions about prioritization and resource allocations for the entire portfolio of PayPal's products, globally
- Managed Analytics and Reporting for all of PayPal's products, ensuring data-driven decision-making and rigorous KPI assessment
- Responsible for PayPal Here Operations, including managing hardware and supply chain management vendors, and retail distribution partners
- Drove to Product Policy decisions that meet customer needs, deliver on PayPal's "safe and secure" brand promise, and meet internal and external control requirements
- Lead go-to-market and operational readiness activities for PayPal's new products, both online and offline

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Education



Stanford University
Ph.D., Psychology
1994 – 1998

Honed and leveraged experimental design, analytics and statistical skills to contribute to Stanford's research and teaching efforts
• Designed and conducted original experimental studies on cognitive functioning and interpersonal interactions
• Analyzed data using multivariate statistical techniques and published findings in peer-reviewed journals and books







• Trained, supervised and managed teams of 8-10 volunteer research assistants
• Designed course curriculum and taught undergraduate-level courses in Research Methods, Psychology, and Statistics

Wellesley College

Wellesley College
BA, Psychology
1990 – 1994

Moscow State University

Moscow State University
Linguistics
1988 – 1990

Skills & Endorsements

Strategy · 99+
Endorsed by **Stephane Kasriel and 58 others who are highly skilled at this**
Endorsed by **4 of Elena's colleagues at oDesk**

Analytics · 99+
Endorsed by **Min Shao and 49 others who are highly skilled at this**
Endorsed by **6 of Elena's colleagues at oDesk**

E-commerce · 99+
Endorsed by **John Herr and 40 others who are highly skilled at this**
Endorsed by **3 of Elena's colleagues at oDesk**

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Recommendations

Received (28) Given (15)

Stephanie Gabaix

Stephanie Gabaix
Director of Customer Identity Operations at Upwork, Inc.
January 31, 2014, Stephanie reported directly to Elena

I've first worked with Elena at Zong, and then decided to join her team at PayPal and at oDesk. Elena is an awesome leader. She moves fast, is always consumer-centric and relies on data as much as possible.
She makes sure everyone in her team understands the priorities and is empowered to achieve their goals. I'd highly recommend working in her team!

Eran Arbel

Eran Arbel
Co-founder & CEO of Breakaway
November 4, 2012, Elena worked with Eran in the same group

Elena is a truly effective leader that get things done with grace and integrity. Elena continuously delivered thought leadership both on strategic and tactical topics and was greatly appreciated as a leader and as a person by people around her. I'd LOVE to work with her again in any setting.

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Accomplishments

3 **Languages**
French • German • Russian

Interests

M2Moms - The Marketing To Mo...
4,317 members

Social Entrepreneurs' Hub
3,565 members

Wellesley College
30,117 followers

Stanford University
383,246 followers

Marketing to Women Network
22,826 members

SimplyCircle
48 followers

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